SAMSON OIL & GAS ADVISES ON THE COMPLETION OF THE RODNEY #1-14H WELL AND START OF HAWK SPRINGS

Denver 1700 hours June 27th, Perth 0700 hours June 28th, 2011

NORTH STOCKYARD FIELD, NORTH DAKOTA

RODNEY #1-14H (32% WORKING INTEREST)

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) advises that the Rodney #1-14H has been turned to production following the successful fracture stimulation and completion. The work over rig was released on June 25th after all of the fracture isolation plugs were drilled out without incident. The maximum 24 hour measured oil rate during the drill-out operation was 1,439 BOPD.

The Rodney #1-14H well is located in Township 154N, Range 99W, Section 14 in Williams County, North Dakota.

HAWK SPRINGS PROJECT, WYOMING

DEFENDER US 33 #2-29H (37.5% WORKING INTEREST)

Operations commenced on the Defender well with the initiation of the construction of the well pad in preparation for the arrival of the Evergreen 42 drilling rig which is expected to arrive on location on July 16th with an anticipated spud of July 19th. The Defender well will be the first appraisal of the Niobrara B zone and will be fracture stimulated following the completion of a 4,500 foot horizontal.

The Defender US 33 #2-29H well is located in Township 25N, Range 63W, Section 29 in Goshen County, Wyoming.

SPIRIT OF AMERICA US 34 #1-29 (100% WORKING INTEREST)

Construction of the drill pad for the Spirit of America well is planned to follow the completion of the Defender well pad with an anticipated spud of September 19th following the completion of drilling operations on Defender. The Sprit of America will be a vertical test of two conventional targets in the Permian and Pennsylvanian sections.

The Spirit of America US 34 #1-29 well is located in Township 25N, Range 63W, Section 29 in Goshen County, Wyoming.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,996 million ordinary shares issued and outstanding (including 269 million options exercisable at AUD 1.5 cents), which would be the equivalent of 99.8 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$2.87 per ADS on June 27th, 2011 the company has a current market capitalization of approximately US$280 million.  Correspondingly, based on the ASX closing price of A$0.135 on June 27th, 2011, the company has a current market capitalization of A$264 million.  The options have been valued at their closing price of A$0.115 on June 27th, 2011 and translated to US$ at the current exchange of 1.04 for the purposes of inclusion in the US$ market capitalization calculation.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR
Managing Director

Statements made in the presentation that is available on Samson’s website that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the methods, timing and results of exploration activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.